China Pediatric Pharmaceuticals, Inc.
9th Floor, No. 29 Nanxin Street
Xi'an, Shaanxi Province
People’s Republic of China 710004
Phone: 86-29-8727-1818

January 04, 2012

Mr. Jeffrey Riedler
Mr. Scot Foley
US Securities and Exchange Commission

Re:	China Pediatric Pharmaceuticals, Inc.
Preliminary Information Statement on Schedule 14C Filed December 19, 2011. File No. 000-52007

Dear Sir,

On behalf of China Pediatric Pharmaceuticals, Inc (“Company”), I am writing in response to your comment letter dated December 22, 2011 regarding the PRE 14C that Company filed with the Commission on December 19, 2011.

Purpose and Effects of the Corporate Action, page 4

1.
You state that the forward stock split you are proposing to implement will provide you with greater flexibility for, among other things, obtaining additional equity financing and that it could also generate interest in your company among investors.  These potential effects are commonly cited by companies that are attempting to implement a reverse stock split, rather than a forward stock split.  Please provide us with an explanation as to why you believe your proposed forward stock split could result in these developments.  Alternatively, please amend your information statement to remove these statements and to include potential effects that would more likely result from a forward stock split.

Response:

We have amended the Information Statement on Schedule 14C. We have removed the statements that are commonly cited for reverse stock split and have included a statement on the purpose and impacts of the proposed forward stock split, the amendment is as follows:

PURPOSES AND EFFECTS OF THE CORPORATE ACTION

The forward stock split (the “Forward Stock Split”) will increase the total number of issued and outstanding shares of our Common Stock.  The pre-split holders of our common stock will hold approximately 44,556,008 shares of common stock subsequent to the Forward Stock Split.

The purpose of the proposed Forward Stock Split is to prevent our common stock to be excessively diluted in the event that we raise capital investments from some investors. We are aware of that some investors, when making capital investments in publicly traded issuers, might require the issuers to issue a fixed amount of shares for their capital investment without regard to the actual percentage of total outstanding common stock they will receive in the issuers. If in future we raise capital investments from such investors, in order not to cause our common stock to be excessively diluted, we want to increase our current number of outstanding common stock through a forward stock split so that the percentage of outstanding common stock issued to such investors will be significantly reduced for the same amount of shares issued to such investors.

However, the effect of the forward stock split upon the market price for our Common Stock cannot be predicted, and the history of similar stock split for companies in like circumstances is varied.  There can be no assurance that the market price per share of our Common Stock after the forward stock split will fall in proportion to the increase in the number of shares of Common Stock outstanding resulting from the forward stock split. The market price of our Common Stock may also be based on our performance and other factors, some of which may be unrelated to the number of shares outstanding.

Exhibit A, page 8

2.
The proposed amendment to the articles of incorporation included in this exhibit is a paragraph entitled “Reverse Stock Split.”  As you seek to implement a forward stock split, this appears to be in error.  Please amend your information statement to correct this inconsistency.

Response:

We have amended the Information Statement on Schedule 14C to correct this inconsistency.

Acknowledgement Statement

In connection to responding to all the comments of the Securities and Exchange Commission, China Pediatric Pharmaceuticals, Inc (“Company”) hereby acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We greatly appreciate your assistance. If you have any questions or comments regarding the foregoing, please do not hesitate to contact our legal counsel’s office at Bernard & Yam, LLP, Attn: Bin Zhou, Esq., 401 Broadway Suite 1708, New York, NY 10013, phone: 212-219-7783, facsimile: 212-219-3604, email: zhoubinlaw@gmail.com.

Truly yours

/s/Jun Xia
Jun Xia

Chief Executive Officer

China Pediatric Pharmaceuticals, Inc

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